UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GENTIVA HEALTH SERVICES, INC.

(Name of Subject Company)

GENTIVA HEALTH SERVICES, INC.

(Name of Person Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

John N. Camperlengo

Senior Vice President, General Counsel and Secretary

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339-3314

(770) 951-6450

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dennis J. Block, Esq.

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, NY 10038

(212) 801-2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Gentiva Health Services, Inc., a Delaware corporation (“Gentiva” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 30, 2014, relating to the tender offer by Kindred Healthcare Development 2, Inc. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”). Kindred’s tender offer, as amended, is an offer to acquire 14.9% of the outstanding shares of Gentiva’s Common Stock, par value $0.10 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“Rights,” and together with the Gentiva Common Stock, the “Gentiva Common Shares”), at a price of $16.00 per share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 9.	EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description

(a)(8)	Press release issued by Gentiva, dated July 14, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENTIVA HEALTH SERVICES, INC.

By:	/s/ John N. Camperlengo

Name:	John N. Camperlengo
Title:	Senior Vice President, General Counsel and Secretary
Dated:	July 14, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(8)	Press release issued by Gentiva, dated July 14, 2014.